UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9119
Report Date: July 1, 1999 to September 30, 1999



In the Matter of:
Central and South West Corporation
CSW Energy Services, Inc.

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW) pursuant to an order issued by the Securities and Exchange Commission (SEC) dated August 24, 1998 (HCAR 35-26910). This matter requires the filing of quarterly reports by CSW to the commission, concerning the business activities and financings carried out pursuant to the authorizations granted by this order, to contain the following information: (a) balance sheets and income statements for CSW Energy Services, Inc. (Services) as of the end of the reporting period covered; (b) a statement showing (i) revenues of Services derived from the EV Business (TotalEV) in the states comprising the Service Areas and (ii) revenues derived from the EV Business in all other states, both during the period covered and cumulatively;
(c) a description of expenditures and investments made by CSW and/or Services in EV Business activities, both during the period covered and cumulatively, including details in tabular form as to : (i) the amount(s) invested, the identity of all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted, (ii) third party financing used to finance EV Business activities conducted by any entity in which CSW and/or Services has a direct or indirect ownership interest and (iii) financing obtained by CSW and/or Services in order to engage in EV Business activities; (d) a description of any

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state utility commission  findings  concerning EV Business activities or related transactions, and (to be filed as exhibits) copies of all applications to, and orders issued by, such commissions pertaining to EV Business activities or related transactions; and (e) a narrative description of Services' EV Business activities during the reporting period, including but not limited to, narrative information relating to all EV Business related contracts (i) with unrelated parties and (ii) between or among CSW system companies; and, provided further, that no later than August 15th of each year, Applicants will file balance sheets for Services as of June 30th of that year and income statements for Services for the six-month period ending June 30th of the year. This report covers the period from July 1, 1999 through September 30, 1999.



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The  requested  information  for  the  reporting  period  July 1,  1999  through
September 30, 1999, is as follows:

a) Services balance sheet as of September 30, 1999 and income statements for the three and nine months ended September 30, 1999 are attached as Exhibit 1 which is being filed confidentially under Form SE.

b)    i.  Revenue derived from states within the service area:
          For the reporting period ended Sept. 30, 1999:             $ 80,043
          Inception to date:                                         $288,142

ii.   Revenue derived from states outside of the service area:
          For the reporting period ended Sept. 30, 1999:             $141,608
          Inception to date:                                         $488,492


c) Description of expenditures and investments made by CSW and/or Services in the EV business for the reporting period ended September 30, 1999 and, inception to date, are attached in Exhibit 2.

d)    State Commission findings concerning EV Business activities:  None

e) Description of Services EV Business activities during the reporting period:

                  "CSW Total EV commenced its business of distributing  electric bicycles and related products following SEC approval in late August of 1998. Through the third quarter of 1999, Total EV has placed over 2,000 environmentally-friendly e-bike products into the market place since its inception. Approximately 150 independent bicycle shops in 22 states are retailing electric bicycles, scooters, and related products distributed by Total EV.

                  At the  close  of the  third  quarter  of  1999,  Total EV has agreements to distribute e-bikes and related products with six manufacturers: Currie Technologies (electric bikes and conversion kits); ZAPWORLD.com, formerly ZAP Power Systems, (electric bikes, adult three wheelers, scooters, and conversion kits); Condor Industries (electric bicycles); Montague Bicycles (electric folding bicycle); Bikit (conversion kits); and the Electric Transportation Company (electric bicycles and electric folding bikes). Negotiations are under way with several other electric bicycle manufacturers for the rights to distribute their products. No contracts are in place with any other unrelated parties or among CSW system companies."

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                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on its behalf on this 11th day of November 1999.

                                            Central and South West
 Corporation
                                            CSW Energy Services, Inc.

                                            /s/  Lawrence B. Connors
                                                 Lawrence B. Connors
                                                 Controller and Chief
                                                 Accounting Officer



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                                INDEX TO EXHIBITS






Exhibit
Number                              Exhibit


1 Balance sheet as of September 30, 1999 and income statements for the three and nine months ended September 30, 1999 are filed confidentially under Form SE.


2 Description of expenditures and investments made by CSW and/or Services in the EV Business for the reporting period ended September 30, 1999 and inception to date.